AOL TIME WARNER INC.
                              75 Rockefeller Plaza
                            New York, New York 10019
                                 (212) 484-8000


                                                                 May 27, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 90549

         Re:    AOL Time Warner Inc.
                Application for Withdrawal of Registration Statement on Form S-3 File No. 333-103105

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), AOL Time Warner Inc. (the "Company") hereby applies for the withdrawal of its Registration Statement No. 333-103105 on Form S-3 with all exhibits thereto (collectively the "Registration Statement").

The Registration Statement was originally filed with the Securities and Exchange Commission on February 11, 2003, in connection with the possible resale of any shares of the common stock, par value $.01 per share, of the Company issued to LineInvest Limited as payment of the purchase price for preferred shares (the "Preferred Shares") of AOL Europe S.a.r.l., a subsidiary of the Company ("AOL Europe"), then held by LineInvest Limited, as more fully described in the Registration Statement. The Registration Statement is being withdrawn because the Company paid the entire purchase price for the Preferred Shares in cash and did not issue any shares of common stock to LineInvest Limited. Therefore, no shares of the Company's common stock will be sold under the Registration Statement.

Please contact the undersigned (212-484-6576) or Peter S. Malloy (212-455-2000) at Simpson Thacher & Bartlett if you have any questions regarding this request for withdrawal.

Sincerely,

AOL TIME WARNER INC.

By:      /s/ Brenda C. Karickhoff
        --------------------------
        Name:  Brenda C. Karickhoff
        Title: Vice President and Associate General Counsel

cc:      Peter S. Malloy, Esq.